Exhibit 99.1

Immediate Report

Submission of a request for change in the legal structure of the Bezeq Group

Tel Aviv, Israel – August 23, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that the Company's Board of Directors approved the filing of an application for the approval in principle by the Minister of Communications to change the legal structure of the Bezeq Group so that the Company will continue to operate in its present format as a public company for the provision of fixed-line domestic telecommunications services, and at the same time, establish a wholly owned registered partnership to which the assets, licenses, and activities of DBS, Pelephone and Bezeq International, will be transferred and will continue to maintain the complete structural separation from the Company.

The purpose of the change is to adapt the structure of the subsidiaries to the technological, economic and competitive realities in the telecommunications market in order to promote the telecommunications market in Israel and to support reasonable profitability of the Bezeq Group for the benefit of its employees and shareholders. The new legal structure is expected, subject to the approval of the Tax Authority, to enable the offset of losses from the profits of the entire Group. The request does not change the Company's position regarding the cancellation of the structural separation.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.